Exhibit (a)(22)


CONTACT:   MICHELLE HARDS
419-535-4636


       DANA COMMENTS ON ARVINMERITOR TENDER OFFER EXTENSION

TOLEDO, OH -- AUGUST 28, 2003 -- Dana Corporation (NYSE: DCN) issued the following statement today in response to the announcement by ArvinMeritor, Inc. (NYSE: ARM) that it will extend the tender period for its offer for outstanding Dana shares.

"On July 22, Dana's Board of Directors rejected ArvinMeritor's offer after a thorough review and consultation with its legal and financial advisors. The Board concluded that the offer is a financially inadequate, high-risk proposal that is not in the best interests of Dana or its shareholders and that is subject to serious financing risks and antitrust concerns that could prevent its completion. Further, the Board noted that Dana's restructuring and transformation efforts are producing results and reaffirmed its belief that Dana's ongoing strategy is a better way to enhance value for shareholders," said Joe Magliochetti, Chairman and Chief Executive Officer. "Nothing has changed in this regard.

"The small number of shares tendered to date confirms that many of our shareholders agree with Dana's Board that ArvinMeritor's offer is not in their best interest.

"According to its public statements, ArvinMeritor has not yet obtained the necessary financing for the proposed transaction. Since the offer was originally announced in July, we believe that the fast-changing conditions in the debt markets have made, and will continue to make, this significant challenge even more difficult. And, ArvinMeritor only recently decided to begin the process of seeking antitrust approval by making the required Hart-Scott-Rodino antitrust filing," Mr. Magliochetti continued.

"Contrary to its earlier statements about plans to create a $17 billion combined enterprise, ArvinMeritor is now talking about significant potential divestitures of the combined company's commercial vehicle axle assets and other businesses, which would appear to limit opportunities for synergies and would result in a very different company from the one originally proposed to shareholders. Based on this and other factors, including the declining value of ArvinMeritor's shares since they commenced their offer, both Dana shareholders and ArvinMeritor shareholders are understandably questioning whether this deal makes any sense," concluded Mr. Magliochetti.

Dana's shareholders, and its customers, suppliers and employees, are strongly advised to read carefully Dana's solicitation/recommendation statement regarding ArvinMeritor's tender offer, because it contains important information. Free copies of the solicitation/recommendation statement and the related amendments, which have been filed by Dana with the Securities and Exchange Commission, are available at the SEC's web site at www.sec.gov, or at the Dana web site at www.dana.com, and also by directing requests to Dana's Investor Relations Department.

Dana is a global leader in the design, engineering, and manufacture of value-added products and systems for automotive, commercial, and off-highway vehicle manufacturers and their related aftermarkets. The company employs approximately



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60,000 people worldwide. Founded in 1904 and based in Toledo, Ohio, Dana operates hundreds of technology, manufacturing, and customer service facilities in 30 countries. The company reported 2002 sales of $9.5 billion.

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